MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2013

Dated: November 26, 2013

CLIFTON STAR RESOURCES INC.

FORM 51-102F1

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTH PERIOD ENDED SEPTEMBER 30, 2013

The following management’s discussion and analysis (“MD&A”), prepared as of November 26, 2013, is intended to help the reader understand Clifton Star Resources Inc. (referred to herein as the “Company” or “Clifton”), its operations and financial performance. This MD&A should be read in conjunction with the audited consolidated financial statements and notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), for the years ended June 30, 2013 and 2012 and the unaudited condensed interim consolidated financial statements and notes thereto, prepared in accordance with IFRS as issued by IASB for the three months ended September 30, 2013. All amounts are stated in Canadian dollars unless otherwise indicated.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Forward looking statements

Clifton cautions readers regarding forward looking statements found in this document and in any other statement made by or on the behalf of the Company. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Clifton’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from these expressed in any forward looking statements made by or on the Company’s behalf. All factors should be considered carefully, and readers should not place undue reliance on Clifton’s forward-looking statements. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made. Examples of such forward-looking statements within this document include statements relating to: our objectives, our estimates regarding capital requirements, our financial position, the regulatory framework, market competition, government policy and regulations, our expectations with respect to expenses, and statements with respect to any or all of the Company’s properties.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Clifton has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained in this Management Discussion and Analysis are made as of the date of this Management Discussion and Analysis based on the opinions and estimates of management.

Forward-Looking statements reflect Clifton’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict.

Assumptions underlying our expectations regarding forward-looking statements, or information contained in this Management Discussion and Analysis, include, among others: our ability to negotiate commercially acceptable financial terms for any potential future financing(s), our ability to comply with applicable governmental regulations and standards, our success in implementing our strategies and achieving our business objectives, our ability to raise sufficient funds from equity financings in future to support our operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

These forward looking statements are made as of the date of this Management Discussion and Analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward looking statements, except as may be required by applicable law. We cannot assure you that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Market and industry context

The decrease in the gold price has created considerable strain in the mining and exploration sectors. Several mining producers ceased operations and many projects have been postponed or cancelled because of low gold prices. Mining companies have seen their capitalization dramatically reduced. Financing opportunities for exploration and development are rare.

During this difficult period of time for the industry, Clifton has succeeded in completing a Preliminary Economic Assessment (“PEA”), to advance the Duparquet Project to the Prefeasibility level, and has constantly expanded the resources and the quality of the Project. Management has now adjusted its activities and budgets to take into account the new conditions of the market and to secure its Project and the shareholder’s position.

Management strongly believes that good assets will increase in value over time as mining producers will need to replace their inventory of advanced projects.

Q1 - 2014 highlights

During the first quarter, Clifton accomplished the following:

1.

Excellent Drill results released on August, 21, 2013

2.

Excellent Gold Recovery Results in Pilot Plant Testing released on September 4, 2013

3.

On-going Prefeasibility Study preparation.

4.

Out of Court settlement of the claim filed on September 19, 2007

Subsequent event

1.

Issuance of 250,000 shares of the Company on October 4, 2013 as part of the Property Options Agreements.

Overview

Clifton is a mineral exploration company engaged in the acquisition, exploration and development of mineral resource properties in Canada, a politically stable and secure area of the world. The Company’s current focus is on gold exploration in Quebec, but it also has precious and base metal projects in Quebec and Manitoba.

Clifton is advancing a large gold project (the “Duparquet Project”) that is located in the province of Quebec, in the Abitibi region, approximately 35 kilometers to the northwest of Rouyn-Noranda. The area has an extensive and experienced mining labour pool, and provides easily accessible infrastructure.

The Duparquet Project covers 7.7 kilometers of strike length along the prolific gold bearing Porcupine-Destor Fault and associated splays. Much of the Duparquet Project has been relatively unexplored in the past, and what has been drill tested has only been done to shallow depths of generally less than 400 meters below surface. On the Ontario side of the Quebec-Ontario border, over 100 million ounces of gold have been mined along this major structural feature, while only a fraction of this amount has been mined on the Quebec side where Duparquet is located.

Clifton has negotiated the right to acquire an additional 90% of the Duparquet Project in addition to the 10% it already owns (subject to a net smelter return royalty of 2% on a major portion of the property for the duration of the option period only) by making cash payments to the underlying owners, of which $12.0 million has been paid and 250,000 shares of the Company have been issued. Additional payments of $50.2 million up to the end of 2017 must be made in order for Clifton to obtain a 100% interest (with no royalty).

The drilling and other exploration activities started in 1987. The level of exploration activities was intensified from 2008 to September 30, 2013, with a view to increase the size of the resource, as well as upgrading portions of the resource from Inferred to Indicated and Measured.

The exploration activities performed over the previous years and to be performed, can be summarized as follow:

Mineral resource estimate

In November of 2011, Clifton hired InnovExplo, a geological consulting firm, to prepare a comprehensive, all inclusive NI 43-101 Report, which covers the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). The Company has published the main conclusions of the report, which was filed on SEDAR at the end of June 2012.

First NI 43-101 Resource estimate for the Duparquet Project

(May 22, 2012)

The first NI 43-101 estimate, dated May 22, 2012, was prepared by InnovExplo Inc., mining consultants from Val-d’Or, Quebec. Previously released NI 43-101 resource estimates on the Duparquet Project had only resources in the Inferred category. In the May 2012 estimate, more than half of all the resources were in the Indicated category on the basis of contained ounces.

Resources type	Parameters	Area			TOTAL
		Tailings	IN-Pit	Underground
	Cut-off (g/t)	>0.60	>0.60	>2.00
	Tonnes (t)	19,000			19,000
Measured	Grade (g/t)	2.10			2.10
	Au (Oz)	1,284			1,284
	Tonnes (t)	4,104,500	21,916,900	3,569,700	29,591,100
Indicated	Grade (g/t)	0.93	1.81	2.74	1.80
	Au (Oz)	123,194	1,275,499	314,635	1,713,328
	Tonnes (t)		23,149,400	5,994,400	29,143,400
Inferred	Grade (g/t)		1.53	2.76	1.78
	Au (Oz)		1,136,620	531,289	1,667,909

Second NI 43-101 Resource estimate for the Duparquet Project (Part of the PEA study)

(January 15, 2013)

During the summer and fall of 2012, following additional drilling by Clifton, a new resource estimate was prepared by InnovExplo, and is included in the PEA Report (see News Release of January 15, 2013). The database includes the drilling and assay results up to the cut-off date of September 30, 2012. InnovExplo has estimated the total resources for the Duparquet Project as follows:

*average weighted in tonnes

Third NI 43-101 Resource estimate for the Duparquet Project (Not Part of the PEA study)

(June 28, 2013)

During the summer of 2013, a new resource estimate was prepared by InnovExplo, including additional drilling results, and is not included in the PEA Report (see News Release of June 28, 2013). The database includes the drilling and assay results up to the cut-off date of May 6, 2013. The estimate will be used in the Prefeasibility study report due in the first quarter of 2014. InnovExplo has estimated the total resources for the Duparquet Project as follows:

Resources type	Parameters	Area			TOTAL
		Tailings	In-Pit	Underground
	Cut off (g/t)	>0.45	>0.45	>2.00
	Tonnes (t)	19,600	165,100		184,700
Measured	Grade (g/t)	2.06	1.45		1.52
	Au (Oz)	1,295	7,711		9,006
	Tonnes (t)	4,105,000	53,070,600	3,520,700	60,696,300
Indicated	Grade (g/t)	0.93	1.56	2.78	1.59
	Au (Oz)	123,200	2,666,690	314,275	3,104,165
Measured	Tonnes (t)	4,124,600	53,235,700	3,520,700	60,881,000
+	Grade (g/t)*	0.94	1.56	2.78	1.59
Indicated	Au (Oz)	124,495	2,674,401	314,275	3,113,171
	Tonnes (t)		24,092,300	5,592,400	29,684,700
Inferred	Grade (g/t)		1.18	2.96	1.51
	Au (Oz)		910,631	532,059	1,442,689

*average weighted in tonnes

NI 43-101 Resource estimate for the Duquesne Property

(July 2011)

Genivar completed a NI 43-101 Technical Report on the Duquesne Property in the summer of 2011, and has estimated the total resources for the Duquesne Project as follows:

NI 43-101 Resources	Report	Resource Category Measured	Resource Category Indicated	Resource Category Inferred	Cut-Off
Duquesne Property Contained Gold Ounces	Genivar July 2011		1.86 Mt at 3.33 g/t 199,071 Oz.	1.56 Mt at 5.58 g/t 280,453 Oz.	1.0 g/t

Metallurgical tests on the Duparquet Project

In the previous mining operations, between the years 1930 and 1954, 83% gold recoveries had been attained.

At the end of 2011, representative samples were sent for metallurgical tests at SGS Lakefield. The tests produced a concentrate, a portion of which was subjected to testing using a conventional Flotation-Pressure Oxidation (“POX”) process at SGS, with additional concentrate being re-directed to research facilities in Australia and South Africa for tests with the Albion Process and the BIOX Process, respectively.

On March 2, 2012, Clifton announced that the overall average gold recovery from six metallurgical samples from the Duparquet Project gold zones provided to SGS Lakefield Research was 93%, using a conventional flotation POX-Cyanidation flowsheet. The old Beattie tailings were also tested, with a gold recovery of 83.5%. In addition, the Biox and Albion processes tests produced gold recoveries of 94% and 93%, respectively.

In the PEA study, the conventional Flotation-POX-Cyanidation flowsheet process was chosen as the best metallurgical process, considering that it is also an established commercial metallurgical process.

In March 2013, the Company sent to SGS Minerals a 12 tonne sample of the Duparquet Project mineralized zones, from large diameter drill core, for metallurgical and environmental pilot tests. The planned test work included a continuous pilot plant test for POX and also for high grade gold concentrates production. Results received in September 2013 were excellent, confirmed previous recoveries and will be incorporated into the Prefeasibility Study.

Preliminary Economic Assessment (“PEA”) (January 15, 2013)

Based on the results of the second NI 43-101 Mineral Resource estimate (January 15, 2013) on the Duparquet Project and the Metallurgical test results, at the beginning of July 2012, the Company awarded contracts to InnovExplo, Stavibel, Bateman Engineering Pty Ltd (“BEPL”) and P.J. Lafleur GeoConseil to prepare a Preliminary Economic Assessment (“PEA”) of the Duparquet Project.

The PEA study was prepared as an open pit mining project relating solely to the mineral resources located on the Duparquet Property. The pre-production capital costs and sustaining costs for the Duparquet Project are estimated, at $370 million and $144 million, respectively, excluding $22.6 million for closure costs. The average operating cash cost is estimated at US$726 per ounce of gold.

As of January 15, 2013, the financial analysis, using a gold price of $1,472/oz, indicates a pre-tax net present value (“NPV”) (using a 5% discount rate) of $382 million, with a pre-tax internal rate of return (“IRR”) of 19.5% and a payback period of 4.2 years.

The complete PEA report was posted on Clifton Star’s website at www.cfo-star.com and on SEDAR on March 1, 2013.

Following the release of the PEA study, representative samples from the Duparquet Project were treated using a cleaner flotation circuit developed by SGS Minerals to produce high grade gold concentrates. The average overall gold recovery was 89.6% with this process. Despite the lower percentage of gold recovery, the production of a high grade concentrate raises the possibility of substantially reducing the capital costs (by $157.5 Million) and operating costs (by $6.67/t of ore) of the project related to the elimination of the POX process. This new alternative will be evaluated in more detail and integrated within the Prefeasibility Study. The Prefeasibility Study will review the economic viability of both processes. Discussions have been held in the second half of 2013 with commodity brokers regarding the possible sale of high grade gold concentrates.

Prefeasibility study

The Prefeasibility Study started in March 2013, will be available at the end of the first quarter of the 2014 calendar year, and will incorporate the third and most recent NI 43-101 resource estimate that was published on June 28, 2013 (see previous table). The recent Pilot Plant metallurgical testing has confirmed the expected recoveries for gold, as explained in the Company’s September 18, 2013, press release.

Exploration properties and commitments

Beattie, Donchester and Dumico properties

The Company signed three mineral property option agreements on May 1, 2008 (amended July 22, 2008, November 24, 2008, April 8, 2009 and October 26, 2009) with Beattie Gold Mines Ltd. (“Beattie”), 2699681 Canada Ltd. (“2699681”) and 2588111 Manitoba Ltd. (“2588111”), respectively, with similar terms.

Beattie owns a mining concession. 2699681 owns, through its wholly owned subsidiary, Eldorado Gold Mines Inc., certain surface rights, and 2588111, owns, through its wholly owned subsidiary, 173714 Canada Inc., certain mineral claims and mining concessions. All the mining rights, claims and concessions are located near the town of Duparquet, Quebec.

On September 14, 2012, the Company signed amended agreements with the above named optionors. As of September 30, 2013, the Company had paid $4,800,000 to Beattie, $2,400,000 to 2699681 and $4,800,000 to 2588111 under the option agreements and now owns 10% of the shares of the optionors. In connection with the September 2012 agreement, the Company has also issued in October 4, 2013, a further 100,000 shares of the Company to Beattie, 50,000 shares to 2699681 and 100,000 shares to 2588111. The other remaining terms of these amended agreements are as follows:

i.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2014; and

ii.

cash payments of $4,000,000 to Beattie, $2,000,000 to 2699681, and $4,000,000 to 2588111 due on December 1, 2015; and

iii.

cash payments of $6,000,000 to Beattie, $3,000,000 to 2699681, and $6,000,000 to 2588111 due on December 1, 2016; and

iv.

cash payments of $6,075,000 to Beattie, $3,037,500 to 2699681, and $6,075,000 to 2588111 before or on December 1, 2017.

These payments will permit the Company to earn the remaining 90% of the issued and outstanding shares of the optionors. There shall be no increase in the share ownership of each of the optionor companies unless all payments for each of the companies, as specified above, are satisfied.

In the event of a change of control in the Company or an assignment of the mineral property option agreements prior to the expiry of the aforementioned options, all the above conditions vest two years in advance.

The optionors have retained a 2% Net Smelter Royalty (“NSR”) for the duration of the option period, but this NSR will be eliminated upon Clifton acquiring 100% of these properties.

On December 10, 2009, the Company entered into a mineral property option and joint venture agreement with Osisko Mining Corporation (“Osisko”) regarding a joint venture on the Duparquet Project (the “Project”). Under the terms of the mineral property option and joint venture agreement, Osisko could earn a 50% interest in the joint venture by contributing, as operator, a total of $70,000,000 ($15,000,000 were incurred) to the joint venture over a four year period.

On June 16, 2011, Osisko notified the Company of its decision to terminate its participation in the Project.

Clifton is of the opinion that it still had the right to access a loan of $22,500,000 from Osisko on or before December 1st, 2012. If Clifton were to access the funds, the Company would have the right to repay the loan (plus interest at a rate of 5%) through the issuance of shares of Clifton to Osisko at a price of $3.12 per share for the principal and at market price for the interest.

On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. Since then, discussions have been taking place but no disbursement has been made. The Company has hired legal counsel to pursue all its recourses to ensure compliance with the loan undertaking.

Central Duparquet Property

On December 15, 2008, the Company signed an option agreement to acquire a 100% interest in the Central Duparquet property. The property is comprised of 18 mineral claims totalling 293 hectares located in the Duparquet Township, Quebec. To earn its 100% interest, the Company paid $400,000 on January 13, 2009.

During the five year period following the date of execution of the agreement, the Company may sell, transfer or otherwise dispose of all or any portion of its interest in the property. One of the conditions of the agreement will be a payment to the optionor of shares of any company acquiring an interest in the property at a deemed value of $1,900,000 or $1,900,000 in cash. On May 2nd, 2013, the Company paid $125,000 in cash to extend the five-year period to six years and six months.

On February 26, 2010, the Company entered into an agreement to acquire the 2% NSR from the optionor. As consideration for the acquisition of the 2% NSR, the Company paid $155,000 and issued 10,000 common shares, valued at $57,400, to the optionor.

Duquesne Property

Pursuant to an option agreement dated September 20, 2006 (amended on May 14, 2007 and June 11, 2007), the Company issued 10,000 common shares valued at $18,500 to the optionor, paid $1,800,000 in cash, and committed to incur over $4,000,000, before the fourth anniversary, in exploration expenditures to acquire all of the issued shares of Duquesne Gold Mines Ltd. (“Duquesne”). Duquesne was a private Canadian mineral exploration company which owned fifty five mineral claims and one mining concession located in Destor Township, Quebec, together known as the Duquesne Gold Project. The optionor retained a 3% NSR, which the Company was required upon certain conditions to purchase from the optionor in consideration for the sum of $1,000,000 for each 0.5% NSR at any time for a total of $6,000,000.

During the year ended June 30, 2009, the Company acquired additional claims totalling 964 hectares, known as the Duquesne Extension, for $35,000. The Duquesne Extension adjoins the Duquesne property to the south and southwest. In addition, the Company paid $250,000 to acquire claims, totalling 525 hectares, known as the Lepine and Destor properties. These claims are contiguous to the northwest and east, respectively, of the Duquesne property. The optionor has retained a 2% NSR.

On June 20, 2010, the Company had fulfilled all obligations under the option agreement and acquired a 100% interest in the Duquesne property.

$1.0M in cash. The remaining NSR of 2.5% must be purchased in tranche of 0.5% NSR in consideration for $1.0M each tranche, starting in June 2014 under certain conditions. Geophysical work, consisting of IP surveying was carried out on the Duquesne property in 2012 and 2013.

Hunter Property

The Company signed a mineral property option agreement on November 30, 2009, with 173714 Canada Inc. to acquire the property as part of the Donchester Option Agreement.

A drilling program, consisting of 10 diamond drill holes, was carried out on the Hunter property in 2011. All of the holes were drilled to intersect the mineralization below the prior underground workings, except for hole #7, which was drilled above the underground workings. The intersections ranged from about one to five meters (not true widths), with most of the assays from 1.5% to 2.5% copper. Silver assays typically ranged from about 10 to 30 grams per tonne. Most of the intersections were at depths of 200 to 300 metres. Geophysical work, consisting of IP surveys, was carried out on the Hunter property in 2012 and 2013.

Cat Lake Property

The Company signed a mineral property option agreement on May 1, 2008 (amended July 22, 2008, November 24, 2008, and April 8, 2009) with 2588111. The Cat Lake property comprises nine mining leases totaling 238 hectares in the Lac Dubonnet Mining District, which is approximately 193 kilometres northeast of Winnipeg, Manitoba. Under the terms of the option agreement, the Company must keep the property in good standing (currently in good standing) and incur minimum exploration expenditures of $33,000, which were incurred. At year-end, the Company had not yet earned any interest in the Cat Lake Property.

On the Cat Lake property, six holes were drilled into the main copper-nickel zone, which is associated with mineralized gabbros. Significant values of copper-nickel were encountered, with the best intersection being 24.5 metres averaging 0.78% copper and 0.37% nickel (from 55.5 metres to 80.0 metres). This is believed to be the same zone encountered by Mustang Minerals on the west and east side of the Cat Lake claims. No work was carried since the end of 2011.

Qualified Person

Louis C. Martin, Vice President Exploration of Clifton, a member of the Association of Professional Geoscientists of Ontario (APGO) and Quebec (OGQ), and a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects, is responsible for the preparation of, and has verified, the technical information in this MD&A.

History of exploration activities

Previously, between 1933 and 1956, there were two operating gold mines on the Duparquet property, as well as a processing facility on the Beattie property. Approximately 1,117,000 oz of gold were produced from the Beattie Mine, and 167,000 oz from the Donchester Mine. On the Duquesne Mine property, 67,000 oz were produced between 1949 and 1955. These prior underground mines only focused on the high-grade narrower sections, while the current objective is to delineate an open pit (or pits), as well as to re-evaluate underground targets – both of which have become more attractive opportunities at the current gold price and with advances in mining and metallurgical technology.

The drill programs on the Duparquet Project for the calendar years 1987 to September 30, 2013 consisted of the following:

1987 to 2007:	125	diamond drill holes, consisting of:	18,471	metres
2008	212	diamond drill holes, consisting of:	72,152	metres
2009	183	diamond drill holes, consisting of:	56,774	metres
2010	383	diamond drill holes, consisting of:	122,803	metres
2011	85	diamond drill holes, consisting of:	26,754	metres
2012	98	diamond drill holes, consisting of:	33,480	metres
2013 (Year to date)	142	diamond drill holes, consisting of:	21,448	metres
Grand Total	1228	diamond drill holes, consisting of:	351,882	metres

The 2010 drilling consisted of 219 holes at Beattie (69,806 metres at an average length per hole of 319 metres), 79 holes at Donchester (27,074 metres at an average length per hole of 343 metres), 16 holes at Central Duparquet (5,648 metres at an average length per hole of 353 metres), and 69 holes at Duquesne (20,275 metres at an average length per hole of 294 metres).

The 2011 exploration program on the Beattie Property continued the drilling on 100-metre-spaced lines, while extending the depth of the mineralized zones from the initial 400 metres below surface to 500 metres below surface. Much of this was accomplished by extending previous drill holes, as well as collaring several new holes from surface. Several holes were also completed in high-grade pockets of the West Zone and RW-RS zones in order to better define the geometry and continuity of these zones.

An airborne TDEM and Magnetic survey was completed over the Duparquet property in March 2011. The gold-bearing zones hosted by the syenite porphyry units coincide with a magnetic high feature that can be traced for several kilometres across the various properties of the Duparquet Project.

The 2012 and 2013 drilling consisted respectively of 98 and 142 diamond drill holes on the Beattie, Donchester and Central Duparquet properties.

The mineralization on the Duparquet Project is composed of fairly well defined North and South Zones, as well as several smaller subvertical, and possibly folded, mineralized zones that extend in an east-west direction, and have been traced for over 2.6 kilometres along strike. The individual mineralized zones, which can be up to 80 metres wide, include the North Zone, West Zone, RW Zones, RS Zones and the South Zone. A second mineralized syenite-porphyry (the Main Zone) occurs parallel and to the southeast of the Beattie-Donchester intrusion on the Central Duparquet and Dumico properties. The style of mineralization is similar in nature to the Beattie-Donchester Syenite, but has seen significantly less exploration work in the recent past.

In November 2011, Clifton retained InnovExplo, a geological consulting firm, to prepare a comprehensive NI 43-101 Report, which covers all of the contiguous properties which make up the Duparquet Project (including Beattie, Donchester, Central Duparquet, Dumico, and the Beattie Tailings Deposit). A complete data bank has been set-up by InnovExplo. A 3D modeling program has incorporated the results of the drilling by the joint venture with Osisko, previous drilling by Clifton and others, results from the calendar years 2011 & 2012 drilling campaigns, as well as information from historical underground maps.

As more drilling was carried out, Clifton announced the following NI 43-101 resource estimate:

	May 24, 2012	January 15, 2013	June 28, 2013
Measured and Indicated Resource estimates	1.71 Moz	2.40 Moz	3.10 Moz
Inferred Resource estimates	1.67 Moz	1.48 Moz	1.44 Moz

(for the contained gold ounces, refer to the table hereunder for cut-off grades)

International Financial Reporting Standards (“IFRS’’)

The condensed interim consolidated financial statements of the company for the three months ended September 30, 2013, were prepared in accordance with the accounting policies adopted by the Company.

The notes to the audited consolidated financial statements for the year ended June 30, 2013, provide more detail on the Company’s accounting policy.

The post-implementation of IFRS will involve continuous monitoring of changes in IFRS in future periods. The Company has processes in place to ensure that the potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Significant accounting policies

A detailed summary of all of the Company’s significant accounting policies is included in Note 2 of the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2013.

Critical accounting estimates

Exploration and evaluation assets

Once the right to explore an area has been acquired, the Company capitalizes exploration and evaluation costs directly related to specific mineral properties until such time as the extent of mineralization has been determined and the mineral properties are either sold, developed, or the Company’s mineral rights are allowed to lapse. Capitalized costs are amortized on a units-of-production basis over the useful life of the ore body following commencement of commercial production, or written-off if the property is sold or abandoned.

Acquisition costs (included in exploration and evaluation assets) include initial vendor payments, staking costs at the date of acquisition, subsequent property staking, and lease and royalty payments required to maintain ownership title. Options are exercisable entirely at the discretion of the optionee, and accordingly, the related option payments and royalties are recorded only upon payment or receipt. Option income receipts on subcontracted properties reduce capitalized exploration costs, and amounts in excess of capitalized costs are recorded as income. Expenditures incurred before the Company has obtained the legal rights to explore a specific area are expensed as incurred.

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of mineral properties. Capitalized costs are subject to measurement uncertainty, and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recorded amounts.

Impairment of non-current assets

Non-current assets are evaluated at least annually by management for the indicators that the carrying value is impaired and may not be recoverable. When indicators of impairment are present, the recoverable amount of an asset is evaluated at the level of a cash generating unit (CGU), the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets, where the recoverable amount of a CGU is the greater of the CGU’s fair value less costs to sell and its value in use. An impairment loss is recognized in the statement of earnings to the extent that the carrying amount exceeds the recoverable amount.

In calculating the recoverable amount, the Company uses discounted cash flow techniques to determine fair value when it is not possible to determine fair value either by quotes from an active market or a binding sales agreement. The determination of discounted cash flows is dependent on a number of factors, including future metal prices, the amount of reserves and resources, the cost of bringing the Project into production, production schedules, production costs, sustaining capital expenditures, and site closure, restoration and environmental rehabilitation costs. Additionally, the reviews take into account factors such as political, social, legal issues, as well as environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions and, hence, affect the recoverable amount. The Company uses its best efforts to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Discounted cash flow techniques often require management to make estimates and assumptions concerning reserves and resources and expected future production revenues and expenses.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior periods. A reversal of an impairment loss is recognized immediately in the statement of loss and comprehensive loss.

Management estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Share-based payments

The Company grants stock options, to buy common shares of the Company, to directors, officers, employees and consultants. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital, and the related share-based payments reserve is transferred to share capital. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed. When vested stock options expire, the associated amount recorded in the share-based payments reserve is transferred to the accumulated deficit.

Results of operations for the three months ended September 30, 2013

The following unaudited interim consolidated statements of loss and comprehensive loss was reported by the Company for the three months ended September 30, 2013 and September 30, 2012 in Canadian dollars.

	2013	2012
Expenses
Wages and benefits	$147,803	$159,311
Share-based payments	104,846	415,572
Director’s fees	28,500	22,750
Consulting	73,310	30,528
Professional fees	139,242	91,713
Investor relations	60,086	32,738
Filing and transfer agent fees	-	1,010
Travel and telephone	10,582	14,395
Office and miscellaneous	20,518	15,702
Insurance	10,528	9,814
Amortization	1,991	2,453
Loss from operations	$(597,406)	$(795,986)

Other item
Interest income	21,986	37,074
Loss before tax	(575,420)	(758,912)
Deferred income tax recovery	87,802	-
Net loss and comprehensive loss for the three months ended September 30	$(487,618)	$(758,912)

Weighted average number of common shares outstanding	38,414,390	35,654,390

Basic and diluted loss per common share	$(0.01)	$(0.02)

As the Company is in the exploration phase, and its properties are in the early stages of exploration, none of the Company’s properties are in production. Therefore, mineral exploration and evaluation expenditures are being capitalized as incurred, and administrative expenses are being expensed as incurred. Consequently, the Company’s net loss is not a meaningful indicator of its performance or potential.

The key performance driver for the Company is the acquisition and development of prospective mineral properties. By acquiring and exploring projects of superior technical merit, the Company increases its chances of finding and developing an economic deposit.

The Company is not anticipating profit from operations in the near future. Until such time as the Company is able to realize profits from the production and marketing of commodities from its mineral interests, the Company will report an annual deficit and will rely on its ability to obtain equity or debt financing to fund on-going operations.

Due to the inherent nature of the junior mineral exploration industry, the Company will have a continuous need to secure additional funds through the issuance of equity or debt in order to support its corporate and exploration activities, as well as its share of obligations relating to mineral properties.

For the three months ended September 30, 2013

The net loss for the three months ended September 30, 2013, was $487,618 or $(0.01) per share compared to the net loss for the three months ended September 30, 2012, of $758,912 or $(0.02) per share, representing a decrease of $271,294 on a period-over-period comparison.

Operating expenses for the three months ended September 30, 2013, were $597,406 compared to $795,986 for the same period in 2012, a decrease of $198,580. The period over period decrease was primarily due to a significant decrease in share-based payments from $415,572 in 2012 to $104,846 this year, a decrease of $310,726. This is mainly explained by the significant decrease in 2013 of the stock price and the strike price used for the determination of the compensation expense using the graded-vesting accounting method.

In addition to the significant decrease in share-based payments, the Company also realized decreases in the following operating expenditures:

•

Wages & benefits of $147,803 (2012 - $159,311) decreased by $11,508, compared to the same period in 2012, primarily as a result of the timing of vacations taken.

•

Travel and telephone of $10,582 (2012 - $14,395) decreased by $3,813. The decrease is mainly explained by the reduction of the travelling expenses incurred compared to the same period in 2012.

•

Filing and transfer agent fees of $NIL (2012 – $1,010) decreased by $1,010 mainly due to the absence of cost incurred compared to the same period in 2012.

The overall decrease in operating expenses was partially offset by the following increases in operating expenditures:

•

Consulting of $73,310 (2012 - $30,528) increased by $42,782 compared to the same period in 2012 primarily explained by a mandate given to Deloitte s.e.n.c.r.l. to identify potential mining tax credits recoverable from previous years.

•

Investor relations of $60,086 (2012 - $32,738) increased by $27,348, mainly explained by the hiring of two consultants to improve investor relations in North America and Europe markets.

•

Director’s fees of $28,500 (2012 - $22,750) increased by $5,750 primarily explained by the addition of one director in December 2012 and the creation of a new committee, the Technical, Environmental, Health and Safety Committee.

•

Professional fees of $139,242 (2012 - $91,713) increased by $47,529. The increase is mainly explained by the negotiations and the settlement of a statement of claim against the Company and two former directors recorded on September 19, 2007. This claim was settled out of Court without any admission of wrong doing. The increase is also explained by the legal counsel fees to support the preparation of a legal claim against Osisko.

•

Office and miscellaneous of $20,518 (2012 - $15,702) increased by $4,816 compared to the three months ended September 30, 2012, mainly due to timing of the occurrence of the expenses.

Other operating costs for the three months ended September 30, 2013, totaled $12,519 (2012 - $12,267), which represent 2% (2012 – 2%) of total operating expenses, and include amortization and insurance.

The Company recorded interest income of $21,986 for the three months ended September 30, 2013, compared to $37,074 in the same comparative period last year, a decrease of $15,088. The reduction is a direct result of decreased cash balances and short-term investments during the three months ended September 30, 2013, compared to the same period in 2012.

The Company recorded deferred tax recovery in the amount of $87,802 (2012 – $NIL). This is mainly due to the net loss incurred in the first three months ended September 30, 2013.

Summary of quarterly results

The following table summarizes selected financial data reported by the Company for the three months ended September 30, 2013, and the previous seven quarters, in Canadian dollars. The financial data is presented under International Financial Reporting Standard (IFRS).

	September 30 2013	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012	March 31, 2012	December 31, 2011

Total assets	$48,647,517	$50,074,697	$49,216,571	$49,986,709	$47,442,164	$47,508,170	$48,326,840	$48,295,742
Exploration and Evaluation Assets	$42,629,212	$42,253,866	$40,289,565	$38,828,490	$35,425,433	$33,318,968	$34,029,657	$33,616,066
Shareholders’ equity	$44,769,227	$45,145,534	$46,835,660	$47,039,152	$45,200,135	$45,523,334	$45,238,477	$45,850,223
Revenue	-	-	-	-	-	-	-	-
Net Loss and Comprehensive Loss	$ (487,618)	$(1,856,998)	$ (379,737)	$ (873,806)	$ (758,912)	$ (366,623)	$ (820,010)	$ (603,621)
Basic and Diluted Loss per Share	$ (0.01)	$ (0.05)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.01)	$ (0.02)	$ (0.02)

The Company’s total assets and net loss for the three months ended December 31, 2011, and March 31, 2012, stayed relatively consistent, as there have been no significant transactions such as options payments, share issuances and stock option grants during these quarters.

At the beginning of March 2012, 435,000 stock options were granted, at a price of $2.03, to the Chief Executive Officer. This, combined with the vesting of stock options granted in prior periods, has generated a share-based payment expense of $208,264 for the three months ended March 31, 2012.

The Company’s Exploration and Evaluation Assets were $34,029,657 as at March 31, 2012, compared to $33,616,066 at the end of the previous quarter, an increase of $413,591. This increase is explained by the investment made in the exploration and evaluation assets during the three months ended March 31, 2012, in the amount of $1,470,234, which was offset partially by the 2010 Quebec exploration credit in the amount of $1,056,643 (excluding interest).

In April 2012, 1,075,000 stock options were granted at a price of $1.40 to the directors and officers of the Company. This, combined with the vesting of stock options granted in prior periods, has generated a share-based payment expense of $651,480 for the three months ended June 30, 2012.

The Company’s Exploration and Evaluation Assets were $33,318,968 as at June 30, 2012, compared to $34,029,657 at the end of the previous quarter, a reduction of $710,689. This reduction is explained by the investment made in the exploration and evaluation assets during the three months ended June 30, 2012, in the amount of $1,417,986, which was offset by the accrued expected 2011 Quebec exploration credit in the amount of $2,128,675.

The Company’s net loss of $758,912 for the three months ended September 30, 2012, has increased compared to the three months ended June 30, 2012 (by $392,289), primarily due to the absence of deferred tax recovery in the three months ended September 2012, compared to $679,000 in the three months ended in June 30, 2012. The increase was partially offset by the share-based payment expense for the three months ended December 31, 2012, of $415,572, compared to $651,480 for the three months ended June 30, 2012.

The Company’s Exploration and Evaluation Assets were $35,425,433 as at September 30, 2012, compared to $33,318,968 at the end of the previous quarter, an increase of $2,106,465. This increase is explained by the buyback of a 0.5% NSR interest in the Duquesne property in the amount of $1,000,000 and the investment made in the exploration and evaluation assets during the three months ended December 31, 2012, in the amount of $1,693,778. This was partially offset by the accrual of the expected 2012 Quebec exploration credit for the same period in the amount of $587,313.

The Company’s net loss of $873,806 for the three months ended December 31, 2012, has increased compared to the three months ended in September 30, 2012 (by $114,894), primarily due to the share-based payment expense for the three months ended December 31, 2012 of $240,312, compared to $112,837 for the three months ended September 30, 2012.

The Company’s Exploration and Evaluation Assets were $38,828,490 as at December 31, 2012, compared to $35,425,433 at the end of the previous quarter, an increase of $3,403,057. This increase is explained by the acquisition payments made on December 1st, 2012, of $800,000 to Beattie, $400,000 to 2699681, and $800,000 to 2588111, and the investment made in the exploration and evaluation assets during the three months ended December 31, 2012, in the amount of $1,663,610. This was partially offset by the accrual of the expected 2012 Quebec exploration credit for the same period in the amount of $260,553.

The shareholders’ equity was $47,039,152 as at December 31, 2012, compared to $45,200,135 at the end of the previous quarter, an increase of $1,839,017. This increase is mainly explained by the closing of a flow-through private placement in the net amount of $2,422,767.

The Company’s Exploration and Evaluation Assets were $40,289,565 as at March 31, 2013, compared to $38,828,490 at the end of the previous quarter, an increase of $1,461,075. This increase is explained by the investment made in the exploration and evaluation assets during the three months ended March 31, 2013, in the amount of $1,702,522. This was partially offset by the reimbursement of the Quebec Mining Duties for the year ended June 30, 2010, in the amount of $230,144 and the accrual of the expected 2013 Quebec exploration credit for the same period in the amount of $11,303.

The Company’s net loss of $379,737 for the three months ended March 31, 2013, has decreased compared to the three months ended in December 31, 2012 (by $494,069), primarily explained by the payment of bonuses of $152,500 (2012 - $NIL) to management during the three months ended December 31, 2012. In addition, the deferred tax recovery has increased by $156,399, and the share-based payments and the professional fees have decreased, respectively, in the amounts of $78,431 and $54,115.

The Company’s Exploration and Evaluation Assets were $42,253,866 as at June 30, 2013, compared to $40,289,565 at the end of the previous quarter, an increase of $1,964,301. This increase is explained by the acquisition payment made on May 2nd, 2013, of $125,000 to Central Duparquet, the investment made in the exploration and evaluation assets during the three months ended June 30, 2013, in the amount of $2,008,621, and the expected 2013 Quebec exploration credit for the same period in the amount of negative $169,320.

The Company’s net loss of $1,856,998 for the three months ended June 30, 2013, has increased compared to the three months ended in March 31, 2013 (by $1,477,261), primarily explained by the increase of deferred income tax expenses from negative $679,000 in the previous quarter to $821,008 this quarter, an increase of $1,500,008. In addition, a settlement of litigation was made in the amount of $350,000 (see section subsequent event for more details).

The Company’s Exploration and Evaluation Assets were $42,629,212 as at September 30, 2013, compared to $42,253,866 at the end of the previous quarter, an increase of $375,346. This increase is explained by the investment made in the exploration and evaluation assets during the three months ended September 30, 2013, in the amount of $497,885. This was partially offset by the accrual of the expected 2013 Quebec exploration credit for the same period in the amount of $122,539.

The Company’s net loss of $487,618 for the three months ended September 30, 2013, has decreased compared to the three months ended in June 30, 2013 (by $1,369,380), primarily explained by a non- recurrent significant deferred tax expense in June 2013 and the settlement of the statement of claim and the related professional fees recorded in the same period.

Liquidity and capital resources

At September 30, 2013, the Company had $3,470,194 in cash. The Company also have a refundable tax credit and mining duties of $1,514,757. The Company does not have any cash inflow from operations due to the fact that it is an exploration stage company; therefore, financings and joint ventures / alliance partnerships have been the sole source of funds in the past few years.

Short term investments, when applicable, are invested in highly liquid, low risk, interest bearing instruments, with maturities extending anywhere from three to thirteen months. The surplus funds are invested only with approved commercial banks.

At September 30, 2013, the Company had working capital of $4,692,420. It is the opinion of management that the working capital will be sufficient to support the Company’s general administrative and corporate operating requirements on an ongoing basis for the next twelve months and beyond, including the completion of the prefeasibility study with remaining costs estimated at $750,000.

Given the volatility in equity markets, global uncertainty in economic conditions, cost pressures, and results of exploration activities, management constantly reviews expenditures and exploration programs and equity markets such that the Company has sufficient liquidity to support its growth strategy.

During the three months ended September 30, 2013, the Company’s significant expenditures included administrative costs of $490,569 (excluding non-cash expenses such as amortization and share-based payments) and exploration and evaluation expenditures of $375,346 (net of recoveries of $122,539).

Liquidity outlook

The Company’s cash position is highly dependent on the ability to raise cash through financings and the expenditures on its exploration programs. Capital expenditures are not expected to have any material impact on liquidity.

Management believes that even with its current cash balance of $3,470,194 and a refundable tax credit and mining duties of $1,514,757, the Company will still be dependent on external financings to fund its exploration programs beyond the next year or two. As results of exploration programs are determined, and other opportunities become available to the Company, management may complete an external financing as required.

The outlook is based on the Company’s current financial position, and is subject to change if opportunities become available based on current exploration program results and/or external opportunities.

At present, the Company’s operations do not generate cash inflows, and its financial success is dependent on management’s ability to discover economically viable mineral deposits. The mineral exploration and development process can take many years, and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s future exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and from optioning its resource properties. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for mineral exploration investment, the Company’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes that there will be risks involved which may be beyond its control.

Strategy and risk management

The Company has sufficient funds to continue the planned exploration program for 2013. In addition, Clifton is of the opinion that it still had the right to access a loan of $22,500,000 million from Osisko on or before December 1st 2012, for the required payments to the vendors of the Duparquet Project.

On November 15, 2012, the Company sent a formal letter to Osisko requesting the disbursement of the loan of $22,500,000 on December 1st, 2012. Since then, discussions have been taking place but no disbursement has been made. The Company has hired legal counsel to pursue all its recourses to ensure compliance with the loan undertaking.

Exploration stage company

The Company is engaged in the business of acquisition and exploration of mineral properties. All of the properties are without proven ore deposits, and there is no assurance that the Company’s exploration programs will result in same, nor can there be any assurance that such deposits can be commercially mined. As a consequence, the risks and uncertainties and forward looking information is subject to known and unknown risks and uncertainties, which are as follows, but not limited thereto:

•

uncertainty in the Company’s ability to fund the option payments, the development of its mineral properties, or the completion of further exploration programs;

•

uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that the Company’s exploration and development activities will result in profitable mining operations;

•

risks related to environmental regulation and liability;

•

political and regulatory risks associated with mining and exploration;

•

changes in the market price of metals and/or minerals, which in the past fluctuated widely, and which could affect the Company’s operations and financial condition and its ability to raise additional financing;

•

assumptions related to the future prices of metals;

•

risks related to Project cost overruns or unanticipated costs and expenses;

•

mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with, or interruptions in production;

•

the potential for delays in carrying out and completing exploration or development activities;

•

uncertainty in the Company’s ability to obtain and maintain certain permits necessary to its current and anticipated operations;

•

uncertainty relating to the Company’s ability to attract and retain qualified management to meet the needs of its anticipated growth, and risks relating to its ability to manage growth effectively;

•

risks related to the Company’s mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title;

•

risks related to the Company’s history of financial losses, which may continue in the future;

•

risks related to increased competition that could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable properties for mineral exploration in the future;

•

risks related to the Company’s officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interest;

•

dependence on general economic, market or business conditions;

•

uncertainty related to additional financing requirements and access to capital;

•

changes in business strategies; and

•

changes in laws and regulations.

If one or more of these risks or uncertainties materializes, or if assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this Management Discussion and Analysis.

Related party transactions

The Company had the following transactions with related parties for the three months ended September 30

	2013	2012
Directors fees	$28,500	$22,750
Consulting fees	33,539	20,362
Professional fees - legal	37,971	35,000
	$100,010	$78,112

The Company has entered into agreements with four officers for employment and advisory services. If such agreements are terminated without cause, the Company will have to pay $30,000, $62,265 or $300,000, respectively, to three officers. If such agreements are terminated following a change in control, the Company will have to pay $135,000, $500,000 or $600,000, respectively, to three officers.

Proposed transactions

At the present time, there are no proposed transactions that are required to be disclosed.

Additional disclosure for venture issuers without significant revenue

Additional disclosure concerning Clifton’s general and administrative expenses and exploration and evaluation assets is provided in the Company’s Consolidated Statement of Financial Position, the Consolidated Statements of Loss and Comprehensive Loss and Consolidated Statements of Changes in Equity contained in its unaudited condensed interim Consolidated Financial Statements for the three months ended September 30, 2013, available on SEDAR – site page accessed through www.sedar.com.

Off-balance sheet arrangements

The Company had no off-balance sheet arrangements as at September 30, 2013, or as at the date hereof.

Outstanding share data

Clifton Star Resources Inc.’s authorized capital consists of unlimited common shares without par value. As at November 26, 2013, the following common shares and stock options were outstanding:

	# of shares	Exercise price	Expiry date
Issued and outstanding common shares at November 26, 2013	38,664,390
Stock options	50,000 200,000 435,000 1,075,000 450,000 725,000	$5.00 $2.50 $2.03 $1.40 $1.14 $0.85	December 22, 2013 June 20, 2016 March 9, 2017 April 25, 2017 September 14, 2017 April 15, 2018
Agent compensation options	138,000	$1.25	May 13, 2014
Fully diluted at November 26, 2013	41,737,390

Future accounting change

The following new standard, IFRS 9 Financial Instrument, has not been applied in these Condensed interim consolidated financial statements, but may have an effect on the Company’s future financial statements:

IFRS 9 Financial instruments is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. This project has now been completed. However, as part of the Limited Amendments to IFRS 9 project, on 24 July 2013 the IASB tentatively decided to defer the mandatory effective date of IFRS 9 and that the mandatory effective date should be left open pending the finalisation of the impairment and classification and measurement requirements.

Financial instruments

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Credit risk

Credit Risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments and receivables. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

The Company deposits its cash and short-term investments with a high credit quality major Canadian financial institution as determined by ratings agencies. Receivables are mainly interest receivable from the bank and sales tax receivable.

To reduce credit risk, the Company regularly reviews the collectability of its receivables, and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its receivables.

Liquidity risk

Liquidity risk represents the risk that the Company will not be able to meet its financial obligations as they fall due. The Company mitigates liquidity risk through its capital structure and by continuously monitoring actual and projected cash flows. The Company finances its exploration activities through flow-through shares and the utilization of its liquidity reserves.

The Board of Directors reviews the Company’s operating and capital budgets, as well as any material transactions outside of the ordinary course of business.

Contractual maturities of financial liabilities are one year or less.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a)

Interest Rate Risk

The Company has no investment in short–term investments as at June 30, 2013. The Company does not have any interest bearing debt.

(b)

Foreign currency risk

The Company has no significant foreign assets and liabilities, and accordingly is not exposed to significant foreign currency risk.

(c)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors prices of gold and other precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Subsequent event

On October 4, 2013, the Company issued 250,000 shares of the Company as part of the amended agreements with the optionors related to the Beattie, Donchester and Dumico properties.

Recent developments and outlook

The Company expects to obtain financing in the future, primarily through further equity financing, as well as through joint venturing and/or optioning out its properties to qualified mineral exploration companies. There can be no assurance that the Company will succeed in obtaining additional financing, now or in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and eventually to forfeit or sell its interest in its resource properties.

Corporate governance

The Board of Directors of Clifton Star Resources Inc. is comprised of five directors, four of whom are considered to be independent.

Approval

The Board of Directors of Clifton Star Resources Inc. has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

Additional information

Additional Information relating to Clifton Star Resources Inc. is on SEDAR at www.sedar.com or by contacting:

Clifton Star Resources Inc.

Suite 217 – 1040, Belvédère Avenue

Québec, QC, Canada

G1S 3G3

Tel : (418) 914-9922

www.cfo-star.com

email : jblackburn@cfo-star.com

Attention : Michel Bouchard, President and Chief Executive Officer

/s/ “Michel Bouchard”

/s/ “Louis Dufour”

Michel Bouchard, P Geo, MBA

Louis Dufour, CPA, CA

President and Chief Executive Officer

Chief Financial Officer